Oasis Midstream Partners LP

1001 Fannin Street, Suite 1500

Houston, Texas 77002

(281) 404-9500

October 24, 2018

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-3
(Registration No. 333-227647) of Oasis Midstream Partners LP

Ladies and Gentleman:

On behalf of Oasis Midstream Partners LP, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement be accelerated to 4:30 p.m., Washington, D.C. time, on October 26, 2018 or as soon thereafter as practicable. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Vinson & Elkins L.L.P., by calling David P. Oelman at (713) 758-3708 or Thomas G. Zentner III at (713) 758-3671.

If you need any additional information, please contact me at (281) 404-9500.

[Signature Page Follows]

Very truly yours, OASIS MIDSTREAM PARTNERS LP

By:	OMP GP LLC, its general partner

By:	/s/ Nickolas J. Lorentzatos
Name:	Nickolas J. Lorentzatos
Title:	Executive Vice President, General Counsel and Corporate Secretary

Signature Page to Acceleration Request